VIA EDGAR

December 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Dorrie Yale

Re: CNBX Pharmaceuticals Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-262856)

Dear Ms. Yale:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CNBX Pharmaceuticals Inc. (formerly known as Cannabics Pharmaceuticals Inc.) (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith on February 18, 2022.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Avital Perlman of Sichenzia Ross Ference LLP, counsel to the Company, at (212) 930-9700.

Very truly yours,

/s/ Eyal Barad
Name:	Eyal Barad
Title:	Chief Executive Officer

cc:	Avital Perlman, Sichenzia Ross Ference LLP